SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934.

INLAND REAL ESTATE CORPORATION

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

4.625% CONVERTIBLE SENIOR NOTES DUE 2026
(Title of Class of Securities)

457461AA9

457461AB7

(CUSIP Number of Class of Securities)

Beth Sprecher Brooks
Inland Real Estate Corporation
2901 Butterfield Road
Oak Brook, Illinois 60523
(630) 218-8000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Michael J. Choate, Esq.

Shefsky & Froelich Ltd.

111 East Wacker Drive

Suite 2800

Chicago, IL 60601

(312) 836-4066

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee*:
$125,000,000	$8,912.50

*

The transaction valuation is based on the book value of the Old Notes computed as of the latest practicable date prior to the filing, which is $125,000,000. The filing fee was estimated pursuant to Rule 457(f) under the Securities Act of 1933, assuming the tender of all currently outstanding Old Notes, and has been offset as provided in Section 13(e)(3) of the Securities and Exchange Act of 1934, as amended, by the registration fees paid under Section 6(b) of the Securities Act of 1933, as amended, with respect to this transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,912.50 Form or Registration No.: Form S-4 (File No. 333-167034) Filing Party: Inland Real Estate Corporation Date Filed: May 24, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
	☒ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to a tender/exchange offer (as defined herein) by Inland Real Estate Corporation, a Maryland corporation (the “Company”), upon the terms and subject to the conditions described in the prospectus and consent solicitation statement dated June 29, 2010 (as it may be supplemented from time to time, the “Prospectus”) and set forth in the related letter of transmittal and consent.  More specifically, the Company is offering to exchange or purchase, at the election of each eligible holder and subject to the Cash Payment Limit described below, any and all of the Company’s outstanding 4.625% Senior Convertible Notes due 2026, CUSIP Nos. 457461AA9 and 457461AB7 (the “Old Notes”), held by eligible holders for:

(1)           a new series of 5.0% Senior Convertible Notes due 2029 (the “New Notes”), in an amount equal to $1,000 principal amount of New Notes for each $1,000 principal amount of Old Notes exchanged (the “Exchange Option”);

(2)           cash, in an amount equal to $1,000 for each $1,000 principal amount of Old Notes tendered (the “Tender Option”).  If the cash required to purchase all of the Old Notes tendered under the Tender Option exceeds $15 million (the “Cash Payment Limit”), the Company will accept the Old Notes tendered for purchase on a pro rata basis, and unless withdrawn, the balance of the Old Notes tendered under the Tender Option but not accepted for purchase for cash will be treated as if they had been tendered for exchange under the Exchange Option and will be exchanged for New Notes; or

(3)           a combination of the Exchange Option and the Tender Option, subject to the Cash Payment Limit.

The Exchange Option and the Tender Option are referred to collectively as the “tender/exchange offer.”

The Prospectus forms a part of the Registration Statement on Form S-4 (File No. 333-167034) filed by the Company with the Securities and Exchange Commission (the “SEC”) on May 24, 2010 (the “Registration Statement”), relating to the New Notes that may be issued in connection with the tender/exchange offer, and an indeterminate number of shares of the Company’s common stock, $0.01 par value per share (the “Common Stock”), that may be issued upon conversion of the New Notes.  The Prospectus and the related letter of transmittal and consent are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, and are incorporated by reference herein to the extent provided herein. The tender/exchange offer is subject to the general conditions discussed in the Prospectus under “Questions and Answers About the Tender/Exchange Offer and Consent Solicitation — What are the conditions to the tender/exchange offer and consent solicitation?”, “Summary of the Tender/Exchange Offer and Consent Solicitation — Conditions to the Tender/Exchange Offer” and “The Tender/Exchange Offer and Consent Solicitation — Conditions to the Tender/Exchange Offer and Consent Solicitation.”  The tender/exchange offer will expire at 5:00 p.m., New York City time, on July 28, 2010, unless terminated or earlier extended by the Company.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-4(b)(1) and 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.  To the extent noted, information set forth in the Registration Statement is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 1.    Summary Term Sheet.

The information in the Prospectus under the headings “Questions and Answers About the Tender/Exchange Offer and Consent Solicitation” and “Summary of the Tender/Exchange Offer and Consent Solicitation” are incorporated herein by reference.

Item 2.    Subject Company Information.

(a)           Name and Address. The name of the issuer is Inland Real Estate Corporation.  The address of the Company’s principal executive offices is 2901 Butterfield Road, Oak Brook, Illinois 60523, and the Company’s telephone number is (630) 218-8000.

(b)           Securities. The subject class of securities is $125,000,000 aggregate principal amount of the Company’s 4.625% Convertible Senior Notes due 2026.

(c)           Trading Market and Price. The information in the Registration Statement under the heading “Price Range of Common Stock” is incorporated herein by reference. There is no established trading market for the Old Notes.

Item 3.    Identity and Background of Filing Person.

(a)           Name and Address. The filing person is the Company.  The information set forth in response to Item 2(a) above is incorporated herein by reference in response to this Item.

The following table sets forth the names of each of the members of the Company’s board of directors and each of the Company’s executive officers.  The address and telephone number of each director and executive officer is c/o Inland Real Estate Corporation, 2901 Butterfield Road, Oak Brook, Illinois 60523, (630) 218-8000.

Name	Position
Thomas P. D’Arcy	Director and Chairman of the Board

Daniel L. Goodwin	Director

Joel G. Herter	Director

Heidi N. Lawton	Director

Thomas H. McAuley	Director

Thomas R. McWilliams	Director

Joel D. Simmons	Director

Mark E. Zalatoris	President and Chief Executive Officer

Brett A. Brown	Treasurer, Chief Financial Officer and Senior Vice President

Beth Sprecher Brooks	Secretary, Senior Vice President and General Counsel

D. Scott Carr	Senior Vice President, Portfolio Management

William Anderson	Vice President, Transactions

Kristi A. Rankin	Senior Vice President of Inland Commercial Property Management

Item 4.    Terms of the Transaction.

(a)           Material Terms. The information in the Prospectus under the headings “Inland Real Estate Corporation,” “Questions and Answers About the Tender/Exchange Offer and Consent Solicitation,” “Summary of the Tender/Exchange Offer and Consent Solicitation,” “The Tender/Exchange Offer and Consent Solicitation,” “Description of the New Notes” and “Material United States Federal Income Tax Considerations” is incorporated herein by reference.

(b)           Purchases. None of the Company’s officers, directors or affiliates own any of the Old Notes and, therefore, no Old Notes will be purchased from any officer, director or affiliate of the Company in connection with the tender/exchange offer.

Item 5.    Past Contracts, Transactions, Negotiations and Agreements.

(e)           Agreements Involving the Subject Company’s Securities.

Agreements (each of which is filed as an exhibit to this Schedule TO and incorporated herein by reference) relating to the Old Notes:

(i)            Dealer Manager Agreement between Inland Real Estate Corporation and Macquarie Capital (USA) Inc.

(ii)           4.625% Convertible Senior Notes Due 2026 Indenture, dated as of November 13, 2006, between Inland Real Estate Corporation and LaSalle Bank National Association, as Trustee, as amended by the First Supplemental Indenture, dated as of May 17, 2010.

(iii)          Registration Rights Agreement, dated as of November 13, 2006, between Inland Real Estate Corporation and several initial purchasers, for whom Wachovia Capital Markets LLC is acting as representative.

Agreements (each of which is filed as an exhibit to this Schedule TO and incorporated herein by reference) relating to the Common Stock:

(i)            Fourth Articles of Amendment and Restatement of the Company.

(ii)           Amended and Restated Bylaws of the Company.

(iii)          Dividend Reinvestment Plan of the Company.

(iv)          2005 Equity Award Plan.

(v)           Lock-Up Agreement, dated as of August 4, 2004, among Inland Real Estate Corporation, The Inland Group, Inc., Inland Mortgage Investment Corporation, Inland Real Estate Investment Corporation, Partnership Ownership Corporation, Daniel L. Goodwin, G. Joseph Cosenza and Robert D. Parks.

(vi)          Fourth Amended and Restated Ownership Interests Pledge and Security Agreement, dated as of July 31, 2008, by Inland Real Estate Investment Corporation, Inland Investment Stock Holding Corporation, Inland Funding Corporation, Partnership Ownership Corporation, for the benefit of Bank of America, N.A., as amended by the First Modification of Credit Documents, dated as of June 30, 2009, by and among Inland Real Estate Investment Corporation, Inland Real Estate Exchange Corporation, Inland Investment Stock Holding Corporation, Inland Funding Corporation, Partnership Ownership Corporation, Bank of America, N.A. and Banc of America Securities LLC and the Second Modification of Credit Documents, dated as of August 14, 2009, by and among Inland Real Estate Investment Corporation, Inland Real Estate Exchange Corporation, Inland Investment Stock Holding Corporation, Inland Funding Corporation, Partnership Ownership Corporation, Bank of America, N.A. and Banc of America Securities LLC.

(vii)         Employment Agreement between Inland Real Estate Corporation and Mark Zalatoris, effective as of January 1, 2010.

(viii)        Employment Agreement between Inland Real Estate Corporation and Brett A. Brown, effective as of January 1, 2010.

(ix)           Employment Agreement between Inland Real Estate Corporation and D. Scott Carr, effective as of January 1, 2010.

(x)            Employment Agreement between Inland Real Estate Corporation and Beth Sprecher Brooks, effective as of January 1, 2010.

(xi)           Employment Agreement between Inland Real Estate Corporation and William W. Anderson, effective as of January 1, 2010.

(xii)          Limited Partnership Agreement of INP Retail, L.P., dated June 3, 2010

In addition to the agreements listed in (i) - (xii) above, the information set forth under the headings “Stock Owned by Certain Beneficial Owners and Management,” “Director Compensation,” “Compensation Discussion and Analysis,” “Summary Compensation Table,” “2009 Grant of Plan-Based Awards,” “2009 Outstanding Equity Awards at Year End” and “2010 Potential Payments Upon Termination or a Change of Control” in the Company’s Definitive Proxy Statement relating to its Annual Meeting of Stockholders, filed on April 30, 2010, is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a)           Purposes. The information in the Prospectus under the headings “Questions and Answers About the Tender/Exchange Offer and Consent Solicitation — Why are you making the tender/exchange offer and consent solicitation?”, “Summary of the Tender/Exchange Offer and Consent Solicitation — Purpose of the Tender/Exchange Offer and Consent Solicitation” and “The Tender/Exchange Offer and Consent Solicitation — Reasons for the Tender/Exchange Offer and Consent Solicitation” is incorporated herein by reference.

(b)           Use of Securities Acquired.  The Company will retire and cancel the Old Notes exchanged or purchased for cash in the tender/exchange offer.

(c)           Plans.  (1) — (10) None.

Item 7.    Source and Amount of Funds or Other Consideration.

(a)           Source of Funds. The information in the Prospectus under the headings “Questions and Answers About the Tender/Exchange Offer and Consent Solicitation — How will you fund the tender/exchange offer?,” “Summary of the Tender/Exchange Offer and Consent Solicitation — Source of Funds” and “The Tender/Exchange Offer and Consent Solicitation — Source of Funds” is incorporated herein by reference.

(b)           Conditions.  The information in the Prospectus under the heading “The Tender/Exchange Offer and Consent Solicitation — Source of Funds” is incorporated herein by reference.

(d)           Borrowed Funds.  The information in the Prospectus under the heading “The Tender/Exchange Offer and Consent Solicitation — Source of Funds” is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

(a)           Securities Ownership. To the knowledge of the Company, after making reasonable inquiry, no Old Notes are beneficially owned by any person whose ownership would be required to be disclosed by this Item.

(b)           Securities Transactions.  To the knowledge of the Company, after making reasonable inquiry, during the 60 days preceding the date of this Schedule TO, none of the Company, its subsidiaries, its affiliates or the executive officers or directors of the Company or any of its subsidiaries has engaged in any transactions in the Old Notes.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

(a)           Solicitations or Recommendations. The information in the Prospectus under the headings “Questions and Answers About the Tender/Exchange Offer and Consent Solicitation — Are you making a recommendation regarding whether I should participate in the tender/exchange offer and consent solicitation?”, “Summary of the Tender/Exchange Offer and Consent Solicitation — Deciding Whether to Participate,” “The Tender/Exchange Offer and Consent Solicitation — Deciding Whether to Participate” and “Dealer Manager, Exchange Agent and Information Agent” is incorporated herein by reference.

Item 10. Financial Statements.

(a)           Financial Information. Copies of the financial statements incorporated herein by reference pursuant to clauses (1) and (2) of this Item 10(a) can be obtained as provided in the Prospectus under the heading “Incorporation By Reference.”

(1)   The audited financial statements of the Company set forth on pages 69 through 108 in the Company’s Annual Report on Form 10-K as of and for the fiscal year ended December 31, 2009 are incorporated herein by reference.

(2)   The unaudited consolidated financial statements of the Company set forth on pages 2 through 18 in the Company’s Quarterly Report on Form 10-Q as of and for the period ended March 31, 2010 are incorporated herein by reference.

(3)   The information in the Prospectus under the heading “Ratio of Earnings to Fixed Charges” is incorporated here by reference.

(4)   The book value per share of the Common Stock as of March 31, 2010 was $8.86.

(b)           Pro Forma Information.  Not applicable.

Item 11. Additional Information.

(a)           Agreements, Regulatory Requirements and Legal Proceedings. The only regulatory requirements that must be met are those imposed by applicable securities laws.

(b)           Other Material Information.  None.

Item 12. Exhibits.

See the Exhibit Index immediately following the signature page.

Item 13. Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 29, 2010	INLAND REAL ESTATE CORPORATION

	By:	/s/ MARK E. ZALATORIS
Mark E. Zalatoris
President and Chief Executive Officer

EXHIBIT INDEX

(a)(1)(i)	Prospectus dated June 29, 2010 (filed with the SEC on June 29, 2010 and incorporated herein by reference (file number 333-167034))

(a)(1)(ii)	Letter of Transmittal and Consent*

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Bank, Trust Companies and Other Nominees*

(a)(1)(iv)	Letter to Clients*

(a)(1)(vi)

Press Release, dated June 29, 2010 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K dated June 29, 2010, as filed with the SEC on June 29, 2010 (file number 001-32185) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended)

(a)(1)(vii)

Form of      % Convertible Senior Notes Due 2029 Indenture, between Inland Real Estate Corporation and Wells Fargo Bank, National Association as Trustee (incorporated herein by reference to Exhibit 4.5 to the Company’s Registration Statement on Form S-4, as filed with the SEC on May 24, 2010 (file number 333-167034))

(a)(1)(viii)

Form of      % Convertible Senior Note Due 2029 (incorporated herein by reference to Exhibit 4.6 to the Company’s Registration Statement on Form S-4, as filed with the SEC on May 24, 2010 (file number 333-167034))

(b)

Fourth Amended and Restated Credit Agreement, dated as of June 24, 2010, among Inland Real Estate Corporation and KeyBank National Association, as Lender and Administrative Agent; Wells Fargo Bank, National Association and Bank of America, N.A., as Lenders and Co- Syndication Agents; KeyBanc Capital Markets, Wells Fargo Securities, LLC,  and Banc of America Securities LLC as Co-Lead Arrangers; RBS Citizens, National Association d/b/a Charter One, as Lender and Co-Documentation Agent; BMO Capital Markets, as Co- Documentation Agent; and the other entities which may become parties as additional Lenders (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated June 24, 2010, as filed with the SEC on June 28, 2010 (file number 001-32185))

(d)(i)

Dealer Manager Agreement between Inland Real Estate Corporation and Macquarie Capital (USA) Inc. (incorporated herein by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K, dated June 29, 2010, as filed with the SEC on June 29, 2010 (file number 001-32185))

(d)(ii)

4.625% Convertible Senior Notes Due 2026 Indenture, dated as of November 13, 2006, between Inland Real Estate Corporation and LaSalle Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated November 13, 2006, as filed with the SEC on November 16, 2006 (file number 001-32185)) as amended by the First Supplemental Indenture, dated as of May 17, 2010 (incorporated herein by reference to Exhibit 4.5 to the Company’s current Report on Form 8-K dated May 17, 2010, as filed with the SEC on May 18, 2010 (file number 001-32185))

(d)(iii)

Registration Rights Agreement, dated as of November 13, 2006, between Inland Real Estate Corporation and several initial purchasers, for whom Wachovia Capital Markets LLC is acting as representative (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K dated November 13, 2006, as filed with the SEC on November 16, 2006 (file number 001-32185))

(d)(iv)

Fourth Articles of Amendment and Restatement of the Company (incorporated herein by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, as filed with the SEC on August 9, 2005 (file number 000-28382))

(d)(v)

Amended and Restated Bylaws of the Company (incorporated herein by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K dated April 19, 2010, as filed with the SEC on April 23, 2010 (file number 001-32185))

(d)(vi)	Dividend Reinvestment Plan of the Company (incorporated herein by reference to the Company’s Form S-3 Registration Statement, as filed with the SEC on July 15, 2009 (file number 333-160582))

(d)(vii)

2005 Equity Award Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated June 23, 2005, as filed with the SEC on June 28, 2005 (file number 001-32185))

(d)(viii)

Lock-Up Agreement, dated as of August 4, 2004, among Inland Real Estate Corporation, The Inland Group, Inc., Inland Mortgage Investment Corporation, Inland Real Estate Investment Corporation, Partnership Ownership Corporation, Daniel L. Goodwin, G. Joseph Cosenza and Robert D. Parks (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004, as filed with the SEC on August 5, 2004 (file number 001-32185))

(d)(ix)

Fourth Amended and Restated Ownership Interests Pledge and Security Agreement, dated as of July 31, 2008, by Inland Real Estate Investment Corporation, Inland Investment Stock Holding Corporation, Inland Funding Corporation, Partnership Ownership Corporation, for the benefit of Bank of America, N.A., as amended by the First Modification of Credit Documents, dated as of June 30, 2009, by and among Inland Real Estate Investment Corporation, Inland Real Estate Exchange Corporation, Inland Investment Stock Holding Corporation, Inland Funding Corporation, Partnership Ownership Corporation, Bank of America, N.A. and Banc of America Securities LLC and the Second Modification of Credit Documents, dated as of August 14, 2009, by and among Inland Real Estate Investment Corporation, Inland Real Estate Exchange Corporation, Inland Investment Stock Holding Corporation, Inland Funding Corporation, Partnership Ownership Corporation, Bank of America, N.A. and Banc of America Securities LLC*

(d)(x)

Employment Agreement between Inland Real Estate Corporation and Mark Zalatoris, effective as of January 1, 2010 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated April 30, 2010, as filed with the SEC on May 4, 2010 (file number 001-32185))

(d)(xi)

Employment Agreement between Inland Real Estate Corporation and Brett A. Brown, effective as of January 1, 2010 (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated April 30, 2010, as filed with the SEC on May 4, 2010 (file number 001-32185))

(d)(xii)

Employment Agreement between Inland Real Estate Corporation and D. Scott Carr, effective as of January 1, 2010 (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated April 30, 2010, as filed with the SEC on May 4, 2010 (file number 001-32185))

(d)(xiii)

Employment Agreement between Inland Real Estate Corporation and Beth Sprecher Brooks, effective as of January 1, 2010 (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K dated April 30, 2010, as filed with the SEC on May 4, 2010 (file number 001-32185))

(d)(xiv)

Employment Agreement between Inland Real Estate Corporation and William W. Anderson, effective as of January 1, 2010 (incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K dated April 30, 2010, as filed with the SEC on May 4, 2010 (file number 001-32185))

(d)(xv)

Limited Partnership Agreement of INP Retail, L.P., dated June 3, 2010 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated June 3, 2010, as filed with the SEC on June 9, 2010 (file number 001-32185))

(g)	Not applicable

(h)

Opinion of Shefsky & Froelich Ltd. as to certain U.S. federal income tax matters (incorporated herein by reference to Exhibit 8.1 to the Company’s Current Report on Form 8-K dated June 29, 2010, as filed with the SEC on June 29, 2010 (file number 001-32185))

* Filed as an exhibit to this Schedule TO.